

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2015

Mail Stop 4720

<u>Via E-mail</u>
Ms. Vicki T. Miller
Senior Vice President and Controller
Virginia National Bankshares Corporation
404 People Place
Charlottesville, Virginia 22911

   Re: Virginia National Bankshares Corporation
     Form 10-K for the Fiscal Year Ended December 31, 2014
     Filed March 30, 2015
     File No. 000-55117

Dear Ms. Miller:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Gus Rodriguez

        Gus Rodriguez
        Accounting Branch Chief
        Office of Financial Services I